082-00034

Santos

Santos Ltd
ABN 80 007 550 923
60 Flinders Street
Ground Floor, Santos Centre
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000

15 May 2009



SUPPL

Dear Shareholder

SANTOS LIMITED ENTITLEMENT OFFER — NOTIFICATION TO INELIGIBLE RETAIL SHAREHOLDERS

Santos Limited (**Santos**) is in the process of raising up to A$3 billion of new equity capital through an accelerated pro-rata non-renounceable entitlement offer (**Offer**). Details are as announced to the Australian Securities Exchange (**ASX**) on 11 May 2009. Under the Offer, new Santos shares (**New Shares**) are being offered at an offer price of $12.50 per New Share.

The Offer consists of an institutional entitlement offer (**Institutional Entitlement Offer**) and a retail entitlement offer (**Retail Entitlement Offer**). An offer document was issued by Santos in accordance with section 708AA of the Corporations Act 2001 and was lodged with the ASX on 15 May 2009 (**Offer Document**). The Institutional Entitlement Offer is expected to raise approximately A$1.75 billion and the Retail Entitlement Offer is expected to raise approximately A$1.25 billion.

DETAILS OF THE RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is being made to eligible retail shareholders (as defined below), on the basis of 2 New Shares for every 5 existing shares held at 7.00pm (AEST) on the Record Date. The record date is 14 May 2009 (**Record Date**).

ELIGIBILITY CRITERIA

Shareholders who are eligible to participate in the Retail Entitlement Offer (**Eligible Retail Shareholders**) are shareholders who:

(a) are registered as a Santos shareholder as at 7.00pm (AEST) on the Record Date;

(b) have a registered address in Australia or New Zealand;

(c) are not in the United States and are not "U.S. persons" (as defined under Regulation S under the United States Securities Act of 1933, as amended) (**U.S. Persons**) and are not acting for the account or benefit of U.S. Persons;

(d) were not an institutional shareholder eligible to participate under the Institutional Entitlement Offer (or an ineligible institutional shareholder); and

(e) are eligible under all applicable securities laws to receive an offer under the Retail Entitlement Offer.

Dlw 5/20

Unfortunately, as you do not satisfy the eligibility criteria for an Eligible Retail Shareholder stated above, you will not be able to subscribe for New Shares or be sent the Offer Document relating to the Retail Entitlement Offer or be able to subscribe for New Shares under the Retail Entitlement Offer.

Santos would have liked to have extended the Retail Entitlement Offer to shareholders in countries other than Australia and New Zealand. However, because of legal limitations and the potential cost of complying with regulatory requirements in those countries, Santos has determined, pursuant to Listing Rule 7.7.1(a) of the ASX Listing Rules, to restrict the shareholders who are eligible to participate in the Retail Entitlement Offer to those who satisfy the eligibility criteria above.

Accordingly, in compliance with ASX Listing Rule 7.7.1(b), Santos wishes to advise you that it will not be extending the Retail Entitlement Offer to you and you will not be able to subscribe for New Shares under the Retail Entitlement Offer.

As the Retail Entitlement Offer is non-renounceable, you will not receive any payment or value for entitlements in respect of any New Shares that would have been offered to you if you were eligible.

This notice is to inform you about the Retail Entitlement Offer. This letter is not an offer to issue New Shares to you, nor an invitation for you to apply for New Shares. You are not required to do anything in response to this letter.

If you have any questions in relation to any of the above matters, please contact the Santos Shareholder Information Line on 1300 727 634 (local call cost from within Australia) or +61 3 9946 4447 (outside Australia) from 8.30am to 5.30pm (AEST) Monday to Friday during the offer period.

I recognise that you are unable to participate in the Offer. On behalf of the Board and management of Santos, I thank you for your continued interest in Santos. For further information about Santos please log on to our newly updated website www.santos.com.

Yours sincerely

Stephen Gerlach
Chairman
Santos Limited

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		
		Number	**Class**
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**5,700**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 5,700 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan.**

**New issue announcement,
application for quotation of additional securities and agreement**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
592,247,745	Fully paid ordinary shares
6,000,000	Franked Unsecured Equity Listed Securities (FUELS)

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	(i) held by eligible employees; and
73,746	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
1,829,255	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
5,002,201	Executive options issued pursuant to the Santos Executive Share Option Plan.
381,350	Fully paid ordinary shares issued pursuant to the vesting of SARs.
56,222	Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 May 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates		
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**17,317**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 17,317 shares acquired by Prof J Sloan under the Non-Executive Director Share Plan, due to her retirement as a Director of the Company.**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
592,265,062	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
381,350	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
38,905	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 May 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

13 May 2009

Successful Completion of Institutional Component of Equity Raising

Santos Limited ("Santos") today announced the successful completion of the A$1.75 billion institutional component of the accelerated non-renounceable pro rata entitlement offer ("Institutional Entitlement Offer").

The Institutional Entitlement Offer was heavily oversubscribed with very strong demand from Australian and international institutional investors.

The retail component of the non-renounceable entitlement offer ("Retail Entitlement Offer") is expected to raise approximately A$1.25 billion and has now also been fully underwritten. Together, the underwritten proceeds of the Retail Entitlement Offer and the Institutional Entitlement Offer (together, "Entitlement Offer") will raise approximately A$3.0 billion.

A higher than expected proportion of the register was included in the Institutional Entitlement Offer, resulting in the Institutional Entitlement Offer amount being greater than previously announced, increasing from approximately A$1.65 billion to approximately A$1.75 billion. The size of the Entitlement Offer remains the same at approximately A$3.0 billion.

Under the Entitlement Offer, eligible shareholders are invited to participate on a pro-rata basis to their existing holdings by subscribing for 2 new Santos ordinary shares ("New Shares") for every 5 existing Santos ordinary shares held, at an offer price of A$12.50 per share.

Santos Chief Executive Officer David Knox said: "We are delighted with the strong support that our institutional shareholders have demonstrated, both for Santos and for the equity raising. I look forward to an equally strong participation from our retail shareholder base so that all our shareholders share in our exciting growth prospects."

"The underwritten proceeds of the Institutional Entitlement Offer will provide Santos with the capital required to fund its share of the capital expenditure on the PNG LNG project, redeem A$600 million of FUELS, proactively strengthen Santos' balance sheet and maintain its BBB+ credit rating. The additional capital which will be raised from the underwritten Retail Entitlement Offer will be used to fund Santos' other growth projects, including the GLNG project in Queensland."

New Shares from the Institutional Entitlement Offer will rank equally with existing shares and are expected to be issued on Friday 22 May 2009, with trading on the ASX to commence on the same day.

Commencement of the Retail Entitlement Offer

The Retail Entitlement Offer has now been underwritten and will raise approximately A$1.25 billion.[1]

[1] The underwriting agreement contains usual terms and conditions including termination events.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

The Retail Entitlement Offer opens on 15 May 2009 and will close at 5.00pm (AEST) on 5 June 2009. Eligible retail shareholders will have the opportunity to participate at the same price and offer ratio as those under the Institutional Entitlement Offer.

Eligible retail shareholders may also apply for New Shares in excess of their entitlement ("Additional New Shares"). Any Additional New Shares will only be allocated to eligible retail shareholders if and to the extent that Santos so determines, in its absolute discretion, having regard to circumstances as at the time of the close of the Retail Entitlement Offer. Any Additional New Shares will be limited to the extent that there are sufficient New Shares not taken up by other eligible retail shareholders.

Eligible retail shareholders wishing to participate in the Retail Entitlement Offer for New Shares and Additional New Shares will need to complete the Entitlement and Acceptance Form which is expected to be mailed to eligible retail shareholders from 18 May 2009.

New Shares under the Retail Entitlement Offer will be issued on Tuesday 16 June 2009, with trading on ASX to commence on Wednesday 17 June 2009.

Santos shares and its Franked Unsecured Equity Listed Securities (FUELS, ASX:STOPB) are expected to resume trading on ASX today Wednesday 13 May 2009.

OFFER TIMETABLE

Event	Date
Trading recommences	Wednesday 13 May 2009
Record Date for the Entitlement Offer	7.00pm Thursday 14 May 2009
Retail Entitlement Offer opens	Friday 15 May 2009
Despatch of Retail Entitlement and Acceptance Form to Retail Shareholders commences	Monday 18 May 2009
Settlement of the Institutional Entitlement Offer	Thursday 21 May 2009
Allotment and commencement of normal trading of New Shares issued under the Institutional Entitlement Offer	Friday 22 May 2009
Retail Entitlement Offer closes	Friday 5 June 2009 at 5pm
Retail Entitlement Offer settlement	Monday 15 June 2009
Issue of New Shares under the Retail Entitlement Offer	Tuesday 16 June 2009
New Shares commence trading / dispatch of holding statements	Wednesday 17 June 2009

Dates and times are indicative only and subject to change without notice. All times and dates refer to AEST.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS


2009 MAY 19 A 2:35

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Santos Limited

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**288,650**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 23 May, 2005 and 24 October, 2006 under the Santos Executive Share Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**14 May, 2009**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
592,242,045	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		56,222	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 15 May 2009
Company secretary

Print name: James Leslie Baulderstone

== == == == ==

+ See chapter 19 for defined terms.

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	15 May 2009	No of sheets:	1

Current report 18/2009

The Management Board of KGHM Polska Miedź S.A. announces that due to continuation of favorable macroeconomic factors and adjustment to the projected results of the Company published on 14 May 2009 which foresees improvement in the financial situation of the Company, the Management Board is considering altering its recommendation with respect to the appropriation of profit for 2008.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

I WICEPREZES ZARZĄDU
Herbert Wirth

The report is available on the website of the Company: www.kghm.pl

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302 where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

115

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			

Santos Ltd
ABN 80 007 550 923
60 Flinders Street
Ground Floor, Santos Centre
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000


Santos

15 May 2009

Please find attached the following document relating to the retail component of Santos' Entitlement Offer, which will be mailed to eligible retail shareholders:

Retail Entitlement Offer Booklet comprising:

- Letter from Santos' Chairman
- Key Dates for the Retail Entitlement Offer
- Copies of ASX Offer Announcements
- How to Apply section
- Important Information section

Only eligible retail shareholders that were not offered an opportunity to participate in the institutional component of the Entitlement Offer may participate.

Yours sincerely

James Baulderstone
Company Secretary
Santos Limited

Santos

EQUITY RAISING

Retail Entitlement Offer

DETAILS OF A 2 FOR 5 NON-RENOUNCEABLE PRO-RATA ENTITLEMENT OFFER OF SANTOS ORDINARY SHARES AT AN OFFER PRICE OF $12.50 PER NEW SHARE

THIS ENTITLEMENT OFFER CLOSES AT 5.00 PM (AEST) ON FRIDAY, 5 JUNE 2009

This is an important document which is accompanied by an Entitlement and Acceptance Form for you to subscribe for new ordinary shares in Santos Limited. Please read this document carefully and call your professional adviser or the Santos Shareholder Information Line if you have any queries.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS

DIRECTORY

Company Secretary
James Baulderstone

Registered Office
Ground Floor Santos Centre
60 Flinders Street
ADELAIDE SA 5000
Ph: +61 8 8116 5000
Fax: +61 8 8116 5050

Share Registry
Santos Limited Share Registry
C/- Computershare Investor Services Pty Limited
452 Johnston Street

Abbotsford, VIC 3067

Stock Exchange Listing
Santos' ordinary shares are listed on the Australian Securities Exchange (ASX) (code: STO). The Franked Unsecured Equity Listed Securities (FUELS) are also listed on ASX (code: STOPB).

Santos American Depository Receipts are issued by Citibank, N.A. and listed on the NASDAQ (code STOSY).

Website
To view annual reports, shareholder and company information, news announcements, background information on Santos' businesses and historical information, visit Santos' website at www.santos.com.

Santos Shareholder Information Line
Australia: 1300 727 634

International: +61 3 9946 4447

Open 8.30am to 5.30pm (AEST) Monday to Friday during the Retail Entitlement Offer period.

CONTENTS

Table of contents

CHAIRMAN'S LETTER

15 May 2009

Dear Shareholder,

Santos Equity Raising – Retail Entitlement Offer

On behalf of Santos Limited (**Santos**), I am pleased to invite you to participate in a 2 for 5 non-renounceable pro-rata entitlement offer of Santos ordinary shares (**New Shares**) at an offer price of $12.50 per New Share (**Entitlement Offer**). New Shares issued under the Entitlement Offer will rank equally with existing Santos ordinary shares.

At the AGM on 6 May 2009 I outlined Santos' growth plans. In support of those plans, on 11 May 2009 Santos announced its intention to raise up to $3 billion through an Entitlement Offer. The purpose of the capital raising is to fund Santos' share of capital expenditure on the PNG LNG project, redeem $600 million of FUELS and strengthen Santos' balance sheet to maintain its BBB+ credit rating as Santos funds other growth projects, including the GLNG project in Queensland.

On 13 May 2009, Santos announced that it had successfully raised approximately $1.75 billion through the institutional component of the Entitlement Offer with very strong response from existing institutional Shareholders. It also announced that the retail component of the Entitlement Offer (**Retail Entitlement Offer**) would be underwritten.

This letter relates to the Retail Entitlement Offer, which will raise approximately a further $1.25 billion.

The structure of the equity raising is in the form of a pro-rata entitlement offer, providing the opportunity for all eligible Shareholders to participate.

New Shares issued under the Entitlement Offer will be entitled to the interim dividend for 2009 which is expected to be maintained in line with the 2008 interim dividend at A$0.22 per share.

This Booklet contains a number of important documents, including:

- Key Dates for the Entitlement Offer;
- ASX Offer Announcements;
- How to Apply; and
- Important Information.

With this booklet you will also find your Entitlement and Acceptance Form which details your entitlement, to be completed in accordance with the instructions provided on the form and the instructions on "How to Apply".

It is important to note that the Retail Entitlement Offer closes at 5.00pm (AEST) on 5 June 2009. To participate, you need to ensure that your completed Entitlement and Acceptance Form and your Application Money is received by Santos before this time and date OR you have paid your application monies via Bpay* pursuant to the instructions that are set out on the Entitlement and Acceptance Form. Please refer to the instructions on "How to Apply" that accompany this letter for further information.

Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Shareholders who do not take up their entitlement in full will not receive any value in respect of those entitlements they do not take up.

You should consult your stockbroker, accountant or other independent professional adviser to evaluate whether or not to participate in the Retail Entitlement Offer.

* Registered to BPAY Pty Limited ABN 69 079 137 518

For further information regarding the Retail Entitlement Offer, please call the Santos Shareholder Information Line on 1300 727 634 (local call cost from within Australia) or +61 3 9946 4447 (outside Australia) at any time from 8.30am to 5.30pm (AEST) Monday to Friday during the Retail Entitlement Offer period or visit our website at www.santos.com.

On behalf of the Board of Santos, I invite you to consider this investment opportunity and thank you for your ongoing support of our company.

Yours sincerely

Stephen Gerlach
Chairman
Santos Limited

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS.

Forward looking statements, opinions and estimates provided in this letter are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions. Forward looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance.

This letter, and the accompanying ASX announcement, retail information booklet and Entitlement and Acceptance Form do not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the **Securities Act**)) (**U.S. Person**). None of this letter, and the accompanying ASX announcement, retail entitlement offer booklet nor Entitlement and Acceptance Form may be distributed to, or relied upon by, persons in the United States or who are, or are acting for the account or benefit of, U.S. Persons. Neither the Entitlements nor New Shares (or Additional New Shares) offered in the Entitlement Offer have been, or will be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States. The Entitlements may not be taken up by persons in the United States or by persons who are, or are acting for the account or benefit of a U.S. Person. The New Shares (and Additional New Shares) may not be offered, or sold, or resold, in the United States or to, or for the account or benefit of, a U.S. Person except in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or other jurisdiction of the United States.

KEY DATES FOR THE RETAIL ENTITLEMENT OFFER

Event	Date
Record Date for the Entitlement Offer	7.00pm (AEST) Thursday 14 May 2009
Retail Entitlement Offer opens	Friday 15 May 2009
Mailing of Entitlement and Acceptance Form to Eligible Retail Shareholders	Completed by Wednesday 20 May 2009
Retail Entitlement Offer closes	5.00pm (AEST) Friday 5 June 2009
Issue of New Shares under the Retail Entitlement Offer	Tuesday 16 June 2009
Normal trading of New Shares issued under the Retail Entitlement Offer expected to commence on ASX	Wednesday 17 June 2009
Despatch of holding statements and confirmation notices and posting of confirmations on Computershare's Investor Centre	Wednesday 17 June 2009

Note: Dates and times are indicative only and subject to change. All times and dates refer to Australian Eastern Standard Time (**AEST**).

Applicants are encouraged to submit their Entitlement and Acceptance Form as soon as possible after the Retail Entitlement Offer opens. Santos reserves the right, subject to the Corporations Act 2001 (Cth) (**Corporations Act**), ASX Listing Rules and other applicable laws to vary the dates of the Retail Entitlement Offer, including extending the Retail Entitlement Offer or accepting late applications, either generally or in particular cases, without notice. No cooling off rights apply to the Retail Entitlement Offer.

Enquiries

If you have any questions, please call the Santos Shareholder Information Line on 1300 727 634 (local call cost within Australia) or +61 3 9946 4447 (outside Australia) at any time from 8.30am to 5.30pm (AEST) Monday to Friday during the Retail Entitlement Offer period, or consult your stockbroker, accountant or other independent professional adviser.

Website: www.santos.com.

 

Media enquiries
Matthew Doman
+61 8 8116 5250 / +61 (0) 421 888 855
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

11 May 2009

SANTOS ANNOUNCES EQUITY RAISING

Capital to be used to fund PNG LNG Project and FUELS redemption

An opportunity to invest in Santos' LNG growth strategy

PNG LNG project is progressing well; key milestones are being reached

Santos today launched a 2-for-5 accelerated pro-rata non-renounceable entitlement offer at an offer price of A$12.50 per share to raise a minimum of A$1.65 billion:

- The institutional component of this entitlement offer has been fully underwritten and will raise a minimum of A$1.65 billion
- The retail component of the entitlement offer is not underwritten but may raise up to an additional A$1.35 billion depending on take up

Santos will use A$1.05 billion of the proceeds of the offer to fund Santos' share of the capital expenditure on the Papua New Guinea LNG project and A$600 million for the redemption of FUELS. Any additional capital raised will be available to fund Santos' other growth projects, including the GLNG project in Queensland, which is expected to reach Final Investment Decision (FID) in the first half of 2010.

Santos has reiterated its previous 2009 guidance below.

Santos currently intends to maintain its 2009 dividend per share (on the expanded capital base) in line with the 2008 dividend of A$0.42 per share.

Santos ASX/Media Release

Santos Chief Executive Officer David Knox said "This is an opportunity to invest in Santos' LNG growth strategy."

"The underwritten proceeds of this raising provide Santos with the capital required to fund its equity share of the PNG LNG project and guarantee its share of the project finance debt while maintaining a strong balance sheet consistent with its BBB+ credit rating. The PNG LNG project is expected to create significant value for Santos and, along with GLNG, is a critical part of our growth strategy."

The PNG LNG operator, ExxonMobil, has made solid progress on the project. The achievement of the most recent milestones, being the agreement of the key terms of a non-binding customer heads of agreement and the imminent approval to spend significant pre-FID capital on early works, gives Santos confidence that the project will reach FID as scheduled before the end of 2009.

Santos recently announced that the joint venture partners for the PNG LNG project have agreed the key terms of a non-binding heads of agreement with a major Asian customer for the purchase of 2 million tonnes per annum (mtpa) of LNG, the execution of which is subject to final Government approval.

"The PNG LNG project is expected to materially enhance Santos' earnings once it is completed, and we are raising equity today to fully participate in the project while maintaining our strong financial position," Mr Knox said.

Mr Knox said Santos continued to respond to the low oil price environment and maintained a very tight focus on costs.

"Santos has implemented across the board cost reduction measures to ensure the company can weather uncertain economic conditions and achieve our strategy to deliver our base business while pursuing growth through LNG and in Asia."

The equity raising is consistent with Santos' objective of maintaining a credit rating from Standard & Poor's of at least BBB+.

* * * *

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

BUSINESS UPDATE

Santos' 2009 guidance is reiterated below.

Item	2009 Guidance
Production	53-56 mmboe
Production costs	A$550-A$570 million
Depreciation, Depletion & Amortisation (DD&A) expense	A$12.80 per boe
Royalty related taxation expense[1]	A$80-A$100 million (after tax)
Capital expenditure (including exploration & evaluation)[2]	A$1,800 million

[1] Royalty related taxation expense guidance assumes oil price of US$50/bbl and an AUD/USD exchange rate of 0.65, both of which are consistent with analyst consensus forecasts for 2009

[2] Capital expenditure guidance includes A$180 million for exploration

ENTITLEMENT OFFER

Santos has launched an accelerated pro-rata non-renounceable entitlement offer (Entitlement Offer) at an offer price of A$12.50 per share. The Entitlement Offer will be conducted on the basis of 2 new Santos ordinary shares (New Shares) for every 5 existing Santos ordinary shares (Shares) held (Entitlement) at 7.00pm (AEST) on Thursday 14 May 2009 (Record Date).

The offer price of A$12.50 per New Share represents a 26.9 per cent discount to the closing price of Shares on Friday 8 May 2009 and a 20.8 per cent discount to the theoretical ex-rights price (TERP). New Shares issued under the Entitlement Offer will be entitled to the interim dividend for FY2009.

The Entitlement Offer is comprised of an institutional component that is fully underwritten to raise a minimum of A$1.65 billion (Institutional Entitlement Offer) and an offer to retail shareholders to participate on the same terms (Retail Entitlement Offer). The Retail Entitlement Offer is not underwritten.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

For the Institutional Entitlement Offer, New Shares equal in number to those not taken up by Santos' eligible institutional shareholders and those which would otherwise have been offered to ineligible institutional shareholders will be offered to eligible institutional investors through an institutional bookbuild process.

Santos expects to announce the outcome of the Institutional Entitlement Offer to the market prior to the start of trading on Wednesday 13 May 2009.

Further details of the Entitlement Offer and the timetable are included in Annexure A to this announcement.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

LNG PROJECTS

PNG LNG

The PNG LNG project proposes to commercialise the undeveloped petroleum resources in the Hides, Angore and Juha fields and the associated gas resources in the currently operating oil fields of Kutubu, Agogo, Gobe and Moran in the Southern Highlands and Western provinces of PNG. The gas will be transported by pipeline to an LNG facility twenty kilometres northwest of Port Moresby on the coast of the Gulf of Papua. The gas will be liquefied, enabling export by ship of approximately 6.3mtpa of LNG.

The project is operated by ExxonMobil and is currently in the Front End Engineering and Design (FEED) stage. FEED activities, including engineering and environmental studies, marketing and financing activities continue to progress well and culminated in April in the PNG LNG Project reaching agreement on key terms for a non-binding Heads of Agreement (HoA) with a major Asian customer, the execution of which is subject to final Government approval. The Hides gas/condensate field will underpin the gas volumes required. Santos has a 31% interest in the license containing the bulk of the Hides field. FEED is expected to conclude with FID in 4Q 2009.

During FEED, various shareholdings of parties in PNG LNG are approximately:

- ExxonMobil (Esso Highlands Limited as Operator) 41.5%
- Oil Search 34.0%
- Santos 17.7%
- Nippon Oil 5.4%
- MRDC/State 1.4%

Santos expects to have a participating interest of approximately 13.7% after the PNG Government back-in to the project. Santos' participating interest is subject to an equity determination process which will take place before FID.

Based on ExxonMobil's pre-FEED estimates, the project capital costs for PNG LNG are currently estimated to be approximately US$12.5 billion (nominal) from FID until first LNG cargo (expected late 2013/early 2014).

This cost estimate does not include:

- Financing costs, including capitalised interest and borrowing costs, currently estimated at approximately US$2.6 billion;

Santos ASX/Media Release

- Debt service reserve and start up cash flow of approximately US$1.4 billion. and
- Estimated cost of LNG tanker ships, which is subject to marketing outcomes.

As noted above, the project is currently in FEED. Project costs will be revised at the completion of FEED and prior to FID.

Equity funding from participants from FID to first LNG cargo is currently estimated at US$5 billion (Santos share US$0.7 billion nominal).

Non-recourse project finance (post completion) is currently estimated at US$11.5 billion (nominal). Prior to completion, Santos is required to guarantee its share (US$1.6 billion nominal)

Strong interest has been received from Export Credit Agencies, with the remaining balance to be financed by banks and other funding sources.

Santos expects PNG LNG to reach binding sales agreements for the full 6.3mtpa prior to FID.

GLNG

The Gladstone LNG project (GLNG) is a transformational project for Santos and involves the production of LNG using coal seam gas (CSG) sourced from the Santos/PETRONAS CSG fields in the Surat and Bowen basins in south-east Queensland. PETRONAS, Asia's largest LNG producer, took a 40% interest in GLNG in May 2008 for US$2.5 billion. The initial phase of the project is on track for production of approximately 3.5mtpa of LNG, with first cargoes in 2014.

Progress during 1Q 2009 included:

- A draft Environmental Impact Statement (EIS) being submitted to the Queensland State Government on 30 March 2009;
- The Fairview to Gladstone pipeline FEED contract being awarded to GHD. The pipeline will be 435km in length and will be used to deliver CSG from the Santos/PETRONAS CSG fields to the liquefaction plant on Curtis Island, off Gladstone in central Queensland; and
- Marketing discussions continue with a range of Asian LNG buyers. These discussions are at a reasonably advanced stage. Santos may, in combination with an offtake agreement, sell a further minority interest in the project.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

Santos and PETRONAS are involved in exploratory discussions with other parties regarding opportunities to rationalise substantial capital expenditure through shared infrastructure and operating synergies.

The project is currently in downstream FEED and is yet to enter upstream FEED. It is through the FEED process that Santos will be able to develop reasonable engineering estimates of project cost. Santos will announce updated capital expenditure estimates following completion of upstream FEED.

FUELS UPDATE

The FUELS are a hybrid security issued by Santos in 2004 and are listed on the ASX. On 30 September 2009 Santos has the option to convert or redeem FUELS or step-up the margin on FUELS. Santos intends to redeem FUELS for cash utilising part of the proceeds of the Entitlement Offer and considers this option to be in the best interests of both its ordinary shareholders and FUELS holders. FUELS are treated as debt by Standard & Poor's and replacing the FUELS with ordinary equity will strengthen Santos' credit metrics. A notice informing FUELS holders of Santos' final decision will be sent to holders prior to 1 September 2009.

CORPORATE UPDATE

Santos is in the early stages of participating in a bid process to acquire an operating asset in a region where Santos already has production operations which Santos currently believes has an indicative value in the order of US$200 million.

On 10 May 2009, a subsidiary of Santos executed a conditional agreement to sell its 9% interest in the Kakap Indonesian joint venture to a third party. The total purchase price may be adjusted after completion. However, it is likely that the sale price will be less than book value of the Kakap interest by approximately US$25 million. Santos expects to write down the asset value to that extent. The Kakap block is located in the West Natuna Basin 1,000 kilometres north of Jakarta. Santos' 9% non operated interest is not material or strategic to Santos' operations and was acquired in 2004 as part of a broader acquisition of assets located in Australia, the US and Indonesia. Santos' share of Kakap production in 2008 was 323,900 boe. Santos' 2009 production guidance of 53-56 mmboe is unchanged following the sale of Kakap.

Santos has begun a process for monetising certain of its non-producing Timor sea gas assets.

SHAREHOLDER ENQUIRIES

Retail shareholders who have questions regarding the Retail Entitlement Offer should call the Santos Shareholder Information Line on 1300 727 634 (local call cost within Australia) or +61 3 9946 4447 (from outside Australia) at any time from 8.30am to 5.30pm (AEST) Monday to Friday or go to Santos' website at www.santos.com.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

DISCLAIMER

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States, or to any person that is or is acting for the account or benefit of any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act")) ("U.S. Person"), or in any other jurisdiction. The securities in the proposed offering have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons except in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

Caution regarding forward-looking statements

This news release contains forward-looking statements, which can usually be identified by the use of words such as such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", "continue", "objectives", "outlook", "guidance" or words of similar effect. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this news release. Some of these risks are set out in Annexure B "Risk disclosure". You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this news release. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

ANNEXURE A – ENTITLEMENT OFFER DETAILS

OFFER SUMMARY

Santos has requested that its shares be subject to a trading halt on the ASX pending the outcome of the Institutional Entitlement Offer. Santos shares are expected to re-commence trading on Wednesday 13 May 2009.

Entitlement ratio	2 New Shares for every 5 existing Santos ordinary shares
Offer price	A$12.50 per New Share
Record date	Thursday 14 May 2009 (7:00pm AEST)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

OFFER TIMETABLE

Event	Date
Institutional Entitlement Offer opens	8.30am Monday 11 May 2009
Shareholder Declaration Form to be returned (Australia and Asia)	4:00pm Monday 11 May 2009
Shareholder Declaration Form to be returned (U.S. and Europe)	6.00am Tuesday 12 May 2009
Institutional Entitlement Offer closes (Australia and Asia)	4:00pm Tuesday 12 May 2009
Institutional Entitlement Offer closes (U.S. and Europe)	10:00pm Tuesday 12 May 2009
Trading recommences	Wednesday 13 May 2009
Record Date for the Entitlement Offer	7.00pm Thursday 14 May 2009
Retail Entitlement Offer opens	Friday 15 May 2009
Despatch of Retail Entitlement and Acceptance Form to Retail Shareholders commences	Monday 18 May 2009
Settlement of the Institutional Entitlement Offer	Thursday 21 May 2009
Allotment and commencement of normal trading of New Shares issued under the Institutional Entitlement Offer	Friday 22 May 2009
Retail Entitlement Offer closes	Friday 5 June 2009
Retail Entitlement Offer settlement	Monday 15 June 2009
Issue of New Shares under the Retail Entitlement Offer	Tuesday 16 June 2009
New Shares commence trading / dispatch of holding statements	Wednesday 17 June 2009

Dates and times are indicative only and subject to change. All times and dates refer to AEST.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

OFFER STRUCTURE

The Entitlement Offer is structured as an accelerated pro-rata non-renounceable entitlement offer consisting of an Institutional Entitlement Offer and a Retail Entitlement Offer. Entitlements cannot be traded on the ASX nor otherwise transferred.

Institutional Entitlement Offer

Eligible Institutional Shareholders will be invited to participate in the Institutional Entitlement Offer between Monday 11 May 2009 and Tuesday 12 May 2009.

Eligible Institutional Shareholders can choose to take up or not take up all or part of their Entitlements. Elections in regard to Entitlements need to be advised prior to 4.00pm (AEST) Tuesday 12 May 2009 (for Australia and Asia) and 10:00pm (AEST) Tuesday 12 May 2009 (for US and Europe). New Shares equal in number to those not taken up by Eligible Institutional Shareholders and those which would otherwise have been offered to Ineligible Institutional Shareholders will be offered for subscription to qualifying institutions and non shareholders at the offer price of A$12.50 per New Share.

Retail Entitlement Offer

Eligible Retail Shareholders will be invited to participate in the Retail Entitlement Offer on the same terms as the Institutional Entitlement Offer. The Retail Entitlement Offer will open on Friday 15 May 2009 and close at 5.00pm (AEST) on Friday 5 June 2009.

The Entitlement Offer is non-renounceable. This means that Santos shareholders who do not take up their entitlement to participate in the offer will not receive any value for those entitlements, and their equity interest in Santos will be diluted.

ELIGIBLE RETAIL SHAREHOLDERS

Eligible Retail Shareholders are those holders of Shares who:

- Are registered as a holder of Shares as at 7.00pm (AEST) on Thursday 14 May 2009 (Record Date);
- Have a registered address in Australia or New Zealand;
- Are not in the United States and are not, and are not acting for the account or benefit of, any U.S. Person;
- Are not an Institutional Shareholder or Ineligible Retail Shareholder; and

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

- Are eligible under all applicable securities laws to receive an offer under the Retail Offer.

The Retail Entitlement Offer is not being extended to any retail Shareholder outside Australia and New Zealand.

STOCK LENDING

Eligible shareholders will be entitled to apply for 2 New Shares for every 5 Shares held as at 7.00pm (AEST) on the Record Date, Thursday 14 May 2009. In the event a Santos shareholder has Santos ordinary shares out on loan, the borrower will be regarded as the shareholder for the purposes of determining the Entitlement (provided that those borrowed shares have not been on-sold).

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

ANNEXURE B – RISK DISCLOSURE

1 Introduction

A number of risks and uncertainties, which are both specific to Santos and of a more general nature, may affect the future operating and financial performance of Santos and the value of Santos shares. You should carefully consider the following risk factors, as well as the other information provided to you by Santos in connection with the Entitlement Offer, and consult your financial and legal advisers before deciding whether to invest in the New Shares. The risks and uncertainties described below are not the only ones facing Santos. Additional risks and uncertainties that Santos is unaware of, or that it currently considers to be immaterial, may also become important factors that adversely affect Santos' operating and financial performance.

2 Operational risks

(a) Oil and gas market risks

Santos' business relies primarily on the production and sale of oil & gas products (including LNG) to a variety of buyers under a range of short-term and long-term contracts. Fluctuations in the global oil & gas market may materially affect Santos' financial performance.

(b) Crude oil price

Demand for and pricing of LNG remains sensitive to external economic and political factors, including crude oil prices and buyer preferences as between LNG and oil.

Crude oil prices are affected by numerous factors beyond Santos' control, including worldwide oil supply and demand, the level of economic activity in the markets Santos serves, regional political developments and military conflicts in oil-producing countries and regions (in particular, the Middle East), the weather, the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other producing nations to influence global production levels and prices, the price and availability of new technology and the availability and cost of alternative sources of energy. The international price for crude oil has historically been volatile. Accordingly, it is impossible to predict future crude oil price movements with certainty. Although crude oil prices had risen over the past several years, the second half of 2008 saw a dramatic and sudden decline in the oil price.

Sustained low crude oil prices or further declines in the price of crude oil, and, as a result, natural gas prices, will adversely affect Santos' business, results of operations and financial condition, liquidity and its ability to finance planned capital expenditures, including development projects.

(c) LNG supply contracts and profits

Santos' share of LNG supply contracts and profits may be adversely affected by the introduction of new LNG facilities and the expansion of existing LNG facilities (competition) in the global LNG market, which could increase the global supply of LNG and thereby potentially lower prices.

(d) Replacement of existing reserves

Future long-term results are directly related to the success of efforts to replace existing oil & gas reserves as they are produced, either through exploration or acquisition. Santos' aim is to continue to replace its produced reserves but given that exploration is a high risk endeavour and there is no certainty that acquisitions will continue to be made, no assurance can be given that this will continue to occur.

(e) Project developments

Project developments in which Santos is, or may become, involved are subject to risks, including technical risk. Changes in reserves, liquids and gas prices, exchange rates, constructions costs, design requirements and delays in construction may adversely affect the commerciality and economics of project development.

In addition, there are specific risks associated with the PNG LNG and GLNG projects, as set out in Section 3 below.

(f) Acquisition and divestment activities

Santos from time to time evaluates acquisition and divestment opportunities across its range of assets and businesses. Any acquisitions or disposals would lead to a change in the sources of Santos' earnings and result in variability on earnings over time. They may also give rise to liabilities. Integration of new businesses into the Santos group may be costly and may occupy a large amount of management's time.

(g) Other operational risks

In addition, industrial disputes, work stoppages and accidents, drilling and production results, reserve estimates, and other factors all contribute towards operational risk which may have an adverse effect on Santos' profitability and share price.

3 LNG projects risks

Santos is investing a significant amount of capital in the PNG LNG and GLNG projects. These projects may be delayed or be unsuccessful for many reasons, including unanticipated financial,

operational or political events, cost overruns, decline in LNG prices and demand, equipment and labour shortages, technical concerns including possible reserves and deliverability difficulties, environmental and water disposal impacts, increases in operating cost structures, contractual issues associated with GLNG upstream joint venture alignment, community or industrial actions or other circumstances which may result in the delay, suspension or termination of Santos' capital projects the total or partial loss of the investment and a material adverse effect on Santos' results of operations and financial condition

In addition, sales contracts with various counterparties are expected to be entered into in relation to the PNG LNG and GLNG projects. The ability of the counterparties to meet their commitments under such an arrangement may impact on Santos' investment in these projects.

As noted in Section 2(c) above, Santos' share of LNG supply contracts and profits may be adversely affected by the introduction of new LNG facilities and competition in the global LNG market.

4 Credit and market risks

(a) Market risk

Santos is exposed to foreign exchange rate fluctuations in the Australian dollar value of foreign currency denominated revenues and expenses. Accordingly, a change in the value of the Australian dollar relative to the US dollar may have an effect on the net asset value of Santos in Australian dollars.

Santos borrows money domestically and internationally and is subject to interest rates which are fixed and floating. A rise in the interest rates, either domestically or internationally, would adversely affect Santos' profit. Santos, from time to time, hedges some of its commodity price, exchange rate and interest rate risks in order to moderate the risks described above. While such hedging activities may provide downside risk protection for Santos, it is also possible such activities may limit Santos' upside benefit potential.

(b) Credit rating

There is also a risk that the credit rating of Santos may change as a result of changes in Santos' operating performance or capital structure. Any change may impact on the liquidity and market price of Santos' shares.

(c) Counterparty risk

As part of its ongoing commercial activities, Santos enters into sales contracts with various third parties for the supply of petroleum, LNG and other products. The ability of counterparties to meet their commitments under such an arrangement may impact on Santos' business and financial condition.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

(d) Access to capital risk

Santos' business and, in particular, development of large scale projects, relies on access to debt and equity financing. There is a risk that Santos may not be able to access capital from these markets which would impact the ability to develop these projects.

5 Regulatory and environmental risks

(a) General regulatory risks

Santos' business is subject, in each of the countries in which Santos operates, to various national and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of Santos' products. A change in the laws which apply to Santos' business or the way in which it is regulated could have a material adverse effect on Santos' business and financial condition. Other changes in the regulatory environment (including applicable accounting standards) may have a material adverse effect on the carrying value of material assets or otherwise have a material adverse effect on Santos' business and financial condition.

(b) Environmental risks

Oil and gas exploration and production is an environmentally hazardous activity which may give rise to substantial costs for environmental rehabilitation, damage control and losses.

With increasingly heightened government and public sensitivity to environmental sustainability, environmental regulation is becoming more stringent, and Santos could be subject to increasing environmental responsibility and liability, including laws and regulations dealing with air quality, water and noise pollution and other discharges of materials into the environment, plant and wildlife protection, the reclamation and restoration of certain of its properties, greenhouse gas emissions, the storage, treatment and disposal of wastes and the effects of its business on the water table and groundwater quality.

Sanctions for non-compliance with these laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. These laws sometimes apply retroactively. In addition, a party can be liable for environmental damage without regard to that party's negligence or fault.

(c) Carbon emissions

There is growing recognition that energy consumption is a contributor to global warming, greenhouse effects and potentially climate change. A number of governments or governmental bodies, including those in Australia, have introduced or are contemplating regulatory change in response to the potential impacts of climate change and greenhouse gas emissions.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

The Australian Federal Government has proposed a national emissions trading scheme. While it is currently proposed that the scheme will be implemented by 2011, there is no certainty it will occur in this timeframe. The Government released its White Paper on the proposed scheme (the Carbon Pollution Reduction Scheme ("CPRS")) on 15 December 2008. The White Paper outlines the proposed design of the CPRS, including an emissions trading mechanism which requires certain carbon emitters to purchase permits which reflect their emissions volume, subject to price caps

If the CPRS is introduced in the form currently proposed by the Government (which is not certain), Santos may be exposed to additional operating costs which will have an adverse impact on its financial performance However, until the CPRS is finalised, the impact of the CPRS on Santos' business and financial condition is uncertain.

Although the precise terms of any potential legislation are unclear, from a medium- and long-term perspective, the regulation of greenhouse gas emissions is likely to become more stringent and there are likely to be changes in the returns on Santos' greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts on the industry in which Santos operates. Until the CPRS is finalised, the impact of the CPRS on Santos' business and financial condition is uncertain. It will depend on, among other things, energy efficiency, the development of low emissions technology and the carbon price.

However, depending on its final form, it presents both risks and opportunities for Santos. An emissions trading scheme, such as the draft CPRS, will place a cost on carbon, which even under the proposed modest cap would in all likelihood drive a shift in the energy mix in the direction of cleaner base load power generation. Carbon emissions from gas fired power generation are up to 70% lower than traditional coal fired power generation sources in Australia. A gas fired power generation plant also uses a fraction of the water of an equivalent plant fuelled by coal.

(d) Government actions

Santos' operations could be affected by government actions in Australia, PNG and other countries or jurisdictions in which it has interests. These actions include government legislation, guidelines and regulations in relation to the environment, the petroleum and gas industries, competition policy, native title and cultural heritage. Such actions could impact on land access, the granting of licenses and other petroleum and gas interests, the approval of developments and freedom to conduct operations.

The possible extent of introduction of additional legislation, regulations, guidelines or amendments to existing legislation that might affect Santos' business is difficult to predict. Any such government action may require increased capital or operating expenditures and could prevent or delay certain operations by Santos, which could have a material adverse effect on Santos' business and financial condition.

Santos' business and financial condition is also subject to tax risks, as set out in Section 6 below.

6 Tax risks

Future changes in taxation laws in Australia, including changes in interpretation or application of existing laws by the courts or taxation authorities in Australia, may affect taxation treatment of Santos securities or the holding or disposal of those securities.

In addition to the normal level of income tax imposed on all industries, companies in the petroleum and gas industries are required to pay government royalties, direct and indirect taxes and other imposts. The profitability of companies in these industries can be affected by changes in government taxation and royalty policies or in the interpretation or application of such policies. Santos is subject to taxation and other imposts in Australia, Indonesia, Kyrgyzstan, India, Bangladesh, Vietnam, Papua New Guinea, the Timor Gap and Egypt.

7 Political risks

Santos is subject to a risk that it may not be able to carry out its overseas operations as it intends to and ensure the security of its assets located outside Australia, and is subject to risks of, among other things, loss of revenue, property and equipment as a result of hazards such as expropriation, war, insurrection and acts of terrorism and other political risks and increases in taxes and government royalties. Santos has operations in Indonesia, Kyrgyzstan, India, Bangladesh, Vietnam, Papua New Guinea, the Timor Gap and Egypt.

The PNG LNG project is located in Papua New Guinea and is therefore subject to political risk in that country. Santos' interest in PNG LNG is therefore subject to political, economic, social and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, landownership disputes, renegotiation or termination of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions and changing political conditions. The effects of these factors are difficult to predict and any combination of one or other of the above may have a material adverse effect on the operation or development of the PNG LNG project and even render it uneconomic.

8 Native title risk

A number of Australian interests of Santos are located within areas which are the subject of one or more claims or applications for native title determinations. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact on Santos' asset base.

Native title decisions have the potential to introduce delay in the grant of mineral and petroleum tenements and other licenses and consequently to impact generally on the timing of exploration, development and productions operations.

Santos ASX/Media Release

9 Dividends

Santos' future dividend levels will be determined by the board of Santos having regard to operating results and the financial position of Santos. There is no guarantee that any dividend will be paid or, if paid, that they will be paid at previous levels.

Santos currently intends to maintain its 2009 dividend per share (on the expanded capital base following the Equity Raising) in line with the 2008 dividend of A$0.42 per share.

10 Risks relating to equity investments and markets

Investors should be aware that there are risks associated with any investment listed on ASX. The value of Santos shares may rise above or fall below the Offer Price, depending on the financial condition and operating performance of Santos. Further, the price at which Santos shares trade on ASX may be affected by a number of factors unrelated to the financial and operating performance of Santos and over which Santos and its directors have no control. These external factors include:

- Economic conditions in Australia and overseas;
- Investor sentiment in the local and international stock markets;
- Changes in fiscal, monetary, regulatory and other government policies; and
- Geo-political conditions such as acts or threats of terrorism or military conflicts.

Investors should note that the historic share price performance of Santos shares provides no guidance as to its future share price performance.

11 Banjar-Panji Mudflow Incident

Santos' 18% non operating interest in the Brantas PSC was transferred to Minarak Labuan Co (L) Ltd ("Minarak"), with approval from the relevant Indonesian regulator, in December 2008. The transaction also included a release from Minarak and Santos' former PSC partners from all liability (if any) to them in relation to the PSC and the Banjar-Panji mudflow incident. The transaction does not release Santos from liability to third parties. Santos is confident that it will be able to successfully defend any third party claims. There are currently no such claims pending.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

ANNEXURE C – IMPORTANT INFORMATION

This press release and the accompanying information have been prepared by Santos.

FOREIGN JURISDICTIONS

United States

The securities in the proposed offering have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the securities in the proposed offering may not be offered, or sold, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons, except in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

This release does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither this release nor anything contained in it shall form the basis of any contract or commitment. In particular, this release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person. This document may not be distributed or released in the United States or to, or for the account or benefit of, any U.S. Person.

New Zealand

The information in this announcement is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This announcement may not contain all the information that an investment statement or prospectus under New Zealand law is required to contain. The New Shares will be offered to the public of New Zealand under the Retail Entitlement Offer Booklet in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

Canada

The New Shares may only be offered in Canada or to residents thereof to "accredited investors" as defined in National Instrument 45-106 Prospectus and Registration Exemptions.

Denmark

The information in this announcement does not constitute a prospectus under any Danish laws or regulations and have not been filed with or approved by the Danish Financial Supervisory Authority or any other Danish regulatory authority as the information has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued in connection thereto. The new Shares have not been offered or sold and will not be offered, sold or delivered directly or indirectly in Denmark by way of a public offering, except to (i) qualified investors as defined in Section 2 of the Executive Order No. 1232 of 22 October 2007 on Prospectuses for Securities Admitted for Listing or Trade on a

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Regulated Market, and on the First Public Offer of Securities exceeding EUR 2,500,000 and/or to (ii) less than 100 individuals or legal entities, who are not qualified investors or otherwise in circumstances which will not result in the offer of the New Shares being subject to the Danish Prospectus requirements of preparing and filing a prospectus pursuant to Chapter 6 of the Danish Securities Trading Act No. 848 of 19 August 2008 and Executive Order No. 1232 of 22 October 2007 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market, and on the First Public Offer of Securities exceeding EUR 2,500,000

Dubai International Financial Centre

The New Shares have not been and will not be offered, sold or publicly promoted or advertised by it in the Dubai International Financial Centre other than in compliance with laws applicable in the Dubai International Financial Centre, governing the issue, offering or the sale of securities.

European Economic Area (which includes Belgium, Sweden, Luxembourg, the Netherlands and Germany)

The information in this announcement has been prepared on the basis that all offers of New Shares will be made pursuant to an exemption under the Directive 2003/71/EC ("Prospectus Directive"), as implemented in Member States of the European Economic Area ("EEA"), from the requirement to produce a prospectus for offers of securities. Accordingly any person making or intending to make any offer within the EEA of New Shares which are subject to the placement contemplated in the information should only do so in circumstances in which no obligation arises for Santos or the underwriters to produce a prospectus for such offer. Neither Santos nor the underwriters have authorised, nor do they authorise the making of any offer of New Shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of New Shares contemplated in the information in this announcement.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any New Shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any New Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year or in Sweden, each of last two financial years; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than defined as qualified investors in the Prospective Directive) subject to obtaining the prior consent of Santos and the underwriters for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospective Directive, provided that no such offer of New Shares shall result in a requirement for the publication by Santos of a prospectus pursuant to Article 3 of the Prospective Directive

For the purposes of this provision, the expression an "offer to the public" in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Shares to be offered so as to enable an investor to decide to purchase any New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospective Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each subscriber for or purchaser of New Shares in the offering located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of the local law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive ("Qualified Investor") or, if such implementation has not taken place, within the meaning of Article 2(1)(e) of the Prospectus Directive respectively. In the case of any New Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, warranted to and agreed with the underwriters and Santos that, (i) the New Shares acquired by it have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors, as that term is defined by the local law of the Relevant Member State or as defined in the Prospectus Directive respectively, or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

France

Neither the information in this announcement, nor any other offering material relating to the New Shares described in this announcement has been prepared in the context of a public offer of securities in the Republic of France within the meaning of article L.411-1 of the French Code monétaire et financier and articles 211-1 et seq. of the General Regulations of the Autorité des marchés financiers nor have been or will be submitted to the applicable clearance procedures of the Autorité des marchés financiers. The New Shares have not been and will not be offered or sold or otherwise transferred, directly or indirectly, to the public in the Republic of France and any offer, sale or other transfer of the New Shares in the Republic of France will and may be made strictly in accordance with articles L.411-1, L.411-2, L.412-1 and L.621-8 to L621-8-3 of the French Code monétaire et financier, and only to qualified investors acting for their own account, all as defined in and in accordance with articles L.411-2, D.411-1 to D.411-4, D.734-1, D744-1, D.754-1 and D.764-1 of the French Code monétaire et financier.

Hong Kong

The contents of this announcement have not been reviewed or approved by any regulatory authority in Hong Kong.

The information in this announcement has not been, and will not be, registered as a prospectus in Hong Kong under the Companies Ordinance (Cap 32)("CO") nor has it been authorized by the Securities and Futures Commission ("SFC") in Hong Kong pursuant to the Securities and Futures Ordinance (Cap 571) of the Laws of Hong Kong (the "SFO"). Accordingly, the information must not be issued, circulated or distributed in Hong Kong other than:

- to "professional investors" within the meaning of SFO and any rules made under that ordinance ("Professional Investors"); or

- in other circumstances which do not result in the information in this announcement being a "prospectus" as defined in the CO nor constitute an offer to the public which requires authorisation by the SFC under the SFO.

Unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the shares, which is directed at, or the content of which is likely to be accessed or read by, the public of Hong Kong other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to Professional Investors. No person allotted New Shares may sell, or offer to sell, such Shares to the public in Hong Kong within six months following the date of issue of such New Shares.

This offering is not an offer for sale to the public in Hong Kong and it is not the intention of Santos that the New Shares be offered for sale to the public in Hong Kong.

Ireland

The information in this announcement does not constitute a prospectus under any Irish laws or regulations and have not been filed with or approved by the Irish Financial Services Regulatory Authority or any other Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The new Shares have not been offered or sold and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Section 2(j) of the Prospectus Regulations and/or to (ii) less than 100 individuals or legal entities, who are not qualified investors.

Italy

This announcement and any other materials in connection with the offer of the New Shares relating to Italy are for distribution, in compliance with any applicable law and regulation, only to qualified investors in Italy pursuant to Article 100(a) of Legislative Decree No. 58 of February 24, 1998 (the "**Unified Financial Act**") and the implementing regulation issued by *Commissione Nazionale per le Società e la Borsa* ("**CONSOB**") and Article 2.1(e) of the Prospectus Directive (the "**Qualified Investors**"), all as amended. The distribution of this announcement and of any other materials in connection with the offer of the New Shares relating to Italy does not constitute and it is not intended to be an "offer to the public" within the meaning of Article 1.1(t) of the Unified Financial Act. In no circumstances should these documents circulate among, or be distributed in Italy to, individuals or entities falling outside the definition of Qualified Investors. New Shares may not be offered or sold, directly or indirectly, in Italy or to a resident of Italy, other than to a Qualified Investor and in compliance with the forms and procedures set forth in any applicable law and regulation. Any such offer or any distribution of this announcement and any other materials in connection with the offer of the New Shares relating to Italy within Italy must be conducted either by banks, investment firms (as defined in the Unified Financial Act) or financial intermediaries enrolled in the special register provided for by Article 107 of Legislative Decree No 385 of September 1 1993, as amended, to the extent such entities are duly authorised to perform the service of subscription and/or placement with firm underwriting commitment or standby commitments to issuers and/or placement without firm or standby commitment to issuers in Italy in accordance with the relevant provisions of the Unified Financial Act and in compliance with any applicable notification requirement or limitation imposed upon the offer of shares by CONSOB or the Bank of Italy. Any investor purchasing New Shares is solely responsible for ensuring that any offer or resale of such New Shares occurs in compliance with applicable laws and regulations. This announcement and any other materials in connection with the offer of the New Shares

relating to Italy are intended for the use of the identified recipient only and are not to be distributed for any reason to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this Information and any other materials in connection with the offer of the New Shares may rely on this announcement and any other such materials.

This announcement and any other materials in connection with the offer of the New Shares relating to Italy have not been and will not be registered with CONSOB pursuant to Italian securities legislation and accordingly may not be distributed to the public in Italy or used in connection with any offer to purchase or sell any rights or shares to the public in Italy.

Japan

The New Shares have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors as set forth in Article 2, paragraph 3, item 2(a) of the FIEL. Accordingly, the New Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors, or to others for reoffering for resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. The term "qualified Institutional Investors" is defined in Article 2, paragraph 3, item 1 of the FIEL and the regulations promulgated thereunder. Any Qualified Institutional Investor who acquired the New Shares may not resell them to any person that is not a Qualified Institutional Investor, and acquisition by any such Qualified Institutional Investor of the New Shares is conditional upon the execution of the agreement to that effect.

Norway

The information in this announcement has not been approved by, or registered with, any Norwegian securities regulators pursuant to the Norwegian Securities Trading Act of 29 June 2007, as amended. Accordingly, neither the information in this announcement nor any other offering material relating to the New Shares constitutes, or shall be deemed to constitute, an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act of 2007. The New Shares may not be offered or sold, directly or indirectly, in Norway except:

(a) in respect of an offer of New Shares addressed to investors subject to a minimum purchase of New Shares for a total consideration of not less than €50,000 per investor;

(b) to "professional investors" as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876, being:

(i) legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) any legal entity which is registered as a professional investor with the Oslo Stock Exchange (in Norwegian: Oslo Børs) and which has two or more of:

(1) an average of at least 250 employees during the last financial year;

(2) a total balance sheet of more than €43,000,000; and

(3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) any natural person which is registered as a professional investor with the Oslo Stock Exchange (No. Oslo Børs) and which has two or more of

a. an average execution of at least ten – 10 – transactions in securities of significant volume per quarter for the last four quarters;

b. a portfolio of securities with a market value of at least €500,000 and

c. worked or works, for at least one year, within the financial markets in a position which presuppose knowledge of investing in securities;

(d) to fewer than 100 natural or legal persons (other than "professional investors" as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876);

(e) in any other circumstances provided that no such offer of New Shares shall result in a requirement for the registration, or the publication by Company or the underwriters, of a prospectus pursuant to the Norwegian Securities Trading Act of 29 June 2007.

Singapore

The offer of New Shares by Santos is made only to and directed at, and the New Shares are only available to, persons in Singapore who are existing holders of the Shares previously issued by Santos.

The information in this announcement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the information and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Shares may not be circulated or distributed, nor may the New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an existing holder of Shares pursuant to Section 273(1)(cd)(i) of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA") or (ii) pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the SFA.

Switzerland

The New Shares may not and will not be publicly offered, sold, advertised, distributed or re-distributed, directly or indirectly, in or from Switzerland, and no solicitation for investments in the New Shares may be communicated, distributed or otherwise made available in Switzerland in any way that could constitute a public offering within the meaning of article 652a of the Swiss Code of Obligations ("CO") or of article 3 of the Swiss Federal Act on Collective Investment Schemes ("CISA").

New Shares may only be offered to qualified investors such as banks, securities dealers, insurance institutions, fund management companies and high net worth individuals in circumstances such that there is no public offering.

Santos ASX/Media Release

The information in this announcement does not constitute a public offering prospectus within the meaning of article 652a and may not comply with the information standards required thereunder. Santos has not applied for a listing of the New Shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this announcement does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange.

United Arab Emirates

The New Shares may not be, have not been and are not being offered, sold, subscribed for, transferred or delivered in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the offering, sale, subscription for, transfer and delivery of securities.

United Kingdom

Neither the information in this announcement nor any accompanying other document has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of FSMA) has been published or is intended to be published in respect of the New Shares.

Each of Santos and the underwriters have:

(a) complied and will comply with all applicable provisions of Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA") with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom; and

(b) only communicated or caused to be communicated and will only communicate or cause to be communicated in the United Kingdom any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the New Shares in circumstances in which Section 21(1) of FSMA does not apply to Santos.

Other jurisdictions

The New Shares may not be offered or sold in any other jurisdiction under the Offer, except to persons to whom such offer, sale or distribution is permitted under applicable law.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

MANAGEMENT PRESENTATION


Santos

Management Presentation

11 May 2009

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Disclaimer & Important Notice

This Presentation has been prepared by Santos Limited (ABN 80 007 550 923) (Santos)

Summary information

This Presentation contains summary information about Santos and its subsidiaries (**Santos Group**) and their activities current as at 11 May 2009. The information in this Presentation is of general background and does not purport to be complete. It should be read in conjunction with Santos Group's other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange, which are available at www.asx.com.au

Not financial product advice

This presentation is for information purposes only and is not financial product or investment advice or a recommendation to acquire Santos shares and has been prepared without taking into account the objectives, financial situation or needs of individuals. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Santos is not licensed to provide financial product advice in respect of Santos shares. Cooling off rights do not apply to the acquisition of Santos shares.

Financial data

All dollar values are in Australian dollars (A$) unless stated otherwise and financial data is presented within the financial year end of 31 December unless stated otherwise. The pro forma historical financial information included in this Presentation does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the US Securities and Exchange Commission.

Past performance

Past performance information given in this Presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of future performance.

Future performance

This Presentation contains certain "forward-looking statements". The words "expect", "should", "could", "may", "predict", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements, opinions and estimates provided in this Presentation are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.

Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This presentation contains such statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals, and cost estimates.

Investment Risk

An investment in Santos shares is subject to investment and other known and unknown risks, some of which are beyond the control of Santos Group, including possible delays in repayment and loss of income and principal invested. Santos does not guarantee any particular rate of return or the performance of Santos Group, nor does it guarantee the repayment of capital from Santos or any particular tax treatment. Persons should have regard to the risks outlined in this Presentation.

Not an offer

This presentation does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither this presentation nor anything contained in it shall form the basis of any contract or commitment. In particular, this presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any "U.S. person" (as defined in Regulation S under the Securities Act of 1933, as amended (the "U.S. Securities Act")). This document may not be distributed or released in the United States or to, or for the account or benefit of, any U.S. Person. The securities in the proposed offering have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the securities in the proposed offering may not be offered, or sold, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons, except in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Underwriters and Advisors

The underwriters and advisors have not authorised, permitted or caused the issue, lodgement, submission, dispatch or provision of this Presentation and do not make or purport to make any statement in this Presentation and there is no statement in this Presentation which is based on any statement by the underwriters and advisors. The underwriters and advisors and their affiliates, officers and employees, to the maximum extent permitted by law, expressly disclaim all liabilities in respect of, make no representations regarding, and take no responsibility for, any part of this document and make no representation or warranty as to the currency, accuracy, reliability or completeness of information.

2 NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS Santos

Executive Summary

Rationale	* Advance our LNG growth strategy * Fund redemption of FUELS hybrid * Proactively strengthen the balance sheet for growth
Offer	* Santos is raising a minimum A$1.65 billion in equity * The equity raising is a 2-for-5 accelerated pro-rata non renounceable entitlement offer, of which the institutional component of A$1.65 billion has been fully underwritten * Up to A$1.35 billion from non-underwritten retail entitlement offer depending on take-up
Offer price	* The offer is priced at A$12.50 per share, representing a 26.9% discount to last closing price and a 20.8% discount to the Theoretical Ex-Rights Price

Santos

Equity Raising Rationale

* Fund equity contribution to PNG LNG project and provide balance sheet capacity to guarantee Santos' share of project finance until completion
  - Final Investment Decision (FID) on track for 4th quarter 2009
  - Significant progress is being made in marketing LNG volumes
  - Joint Venture approval to early works and additional front end engineering design is imminent
  - Project finance is progressing well with strong interest from export credit agencies and other funding sources
* Fund redemption of FUELS hybrid issue in September 2009 (A$600m)
* Maintain BBB+ credit rating

Santos

Santos

LNG growth portfolio

Santos LNG Well Positioned In Growing Energy Market


Japan
China
South Korea
India
Taiwan
Brunei
Papua New Guinea
Malaysia
Indonesia
Australia

- World energy demand is expected to grow 45% by 2030
- Greater than 60% of recent demand growth is in Asia-Pacific
- Gas is growing its share of this demand from ~8% to ~12%
- Buyers in importing countries require secure energy supply
- Australia and PNG only countries in region likely to increase LNG exports
- Santos is uniquely positioned in both countries to capitalise

Source: International Energy Agency, BP Statistical Review of World Energy 2008

Santos

LNG is a Key Component of Santos' Growth Strategy

Strategy Components
Deliver the Base Business
LNG Growth
Focused growth in Asia


PNG LNG
* On track for FID 4Q09
* 6.3mtpa two trains
* Santos 13.7%
Darwin LNG
* Commenced production in 2006
* 3.25mtpa single train
* Santos 11.4%
GLNG
* Leading CSG to LNG
* On track for FID 1H10
* 3.5mtpa first train
* 2 train FEED
* Santos 60%

Santos

PNG LNG on Track for 4Q 2009 FID

* Pre FEED work on two train 6.3mtpa plant	✓
* Marketing Representative Agreement	✓
* Coordinated Development and Operating Agreement	✓
* Gas Agreement	✓
* Front End Engineering Design (FEED) Entry Decision	✓
* Finance progressing well	✓
* EIS submitted	✓
* Key terms of non-binding HoA agreed for 2mtpa	✓
* Approval for early works	Imminent
* Additional HoAs	2Q 09
* Landowner Agreements	3Q 09
* Final Investment Decision (FID)	4Q 09
* First LNG	2013/14

Santos

PNG LNG Key Components Progressing Well

LNG Marketing	• The PNG LNG project has agreed the key terms of a non-binding heads of agreement with a major Asian customer for 2mtpa LNG purchase · Subject to final government approval • Sale of remaining volumes expected by 2Q09 • Strong LNG pricing reflecting 2014 demand
Project Development	• JV approval to substantial early works imminent • Project economics remain robust, even in today's oil price environment, capital costs, and LNG market

Indicative PNG LNG Funding*

Funding Requirement	**US$ billion**
Total project capital costs (excluding LNG tankers – subject to marketing outcomes)	12.5
Financing costs	~2.6
Debt service reserve and start up cash flow	~1.4
Total project funding requirement	~16.5
Funding Sources	**US$ billion**
Equity funding from participants	5.0
Non-recourse project finance (post completion)	11.5
Total funding sources	16.5
Santos share (13.7%)	
Share of equity funding	0.7
Share of project finance (guaranteed until financial completion)	1.6

- Santos required to guarantee its share until financial completion
- Project finance (non-recourse after completion)

* Based on Operator's pre-FEED estimates which will be revised at the completion of FEED and prior to FID. Does not include cost of LNG tankers which is subject to marketing outcomes.

Santos' estimates reflect 13.7% interest, assuming PNG Government back-in. All estimates are expressed in nominal dollars of the day.

GLNG: The Leading CSG to LNG Project

Momentum building towards FID in first half of 2010

- Freehold land for liquefaction plant ✓
- Pre FEED work completed ✓
- PETRONAS selected as partner ✓
- LNG marketing commenced ✓
- Reserves build on track ✓
- Downstream FEED entry ✓
- EIS submitted ✓
- Fairview produced water approval ✓
- Pipeline FEED entry ✓
- Upstream FEED entry 2Q 09
- Final Investment Decision (FID) 1H 10
- First LNG 2014





Santos


Santos

Corporate Update

2009 Guidance Re-iterated

Item	2009 guidance
Production	53 - 56 mmboe
Production costs	A$550 - A$570 million
Depreciation, Depletion & Amortisation (DD&A) expense	A$12.80 per boe
Royalty related taxation expense[1]	A$80 - A$100 million (after tax)
Capital expenditure (including exploration & evaluation)[2]	A$1,500 million

1 Royalty related taxation expense guidance assumes an oil price of US$50/bbl and an AUD/USD exchange rate of 0.65, both of which are consistent with analyst consensus forecasts for 2009.

2 Capital expenditure guidance includes A$180 million for exploration.

Responses to Current Economic Conditions

Operating cost actions

- Rationalised capital expenditure spend earlier this year
- Wages frozen and headcount reduced
- Implementing additional across the board cost savings

Capital program actions

- Continue to review non-strategic assets including Egypt
- Begun process to monetise certain non-producing Timor Sea assets
- Seeking to introduce a partner into Bay of Bengal deepwater acreage

Santos

Financial Position

Summary of Financial Position

- Following the offer and FUELS redemption, Santos will have a cash balance of at least A$2.5 billion and interest bearing debt of A$2.5 billion (pro-forma Dec 2008)[1]
- Santos intends to redeem FUELS in September 2009
  - Santos considers redemption to be in the best interests of both its ordinary shareholders and FUELS holders
  - FUELS treated as debt by S&P - redemption will strengthen credit metrics
- Santos is committed to maintaining a strong balance sheet and its BBB+ rating

[1] Interest bearing debt of A$2.5 billion is hedged by derivative financial instruments which had a positive market value of A$0.4 billion as of 31 December 2008.

Santos

Conclusion

Summary

Proactive positioning for Santos' growth strategy

- Advance LNG growth strategy
- Fund contribution to PNG LNG project
- Fund redemption of FUELS hybrid issue in September 2009 (A$600m)
- Maintain BBB+ credit rating

Santos

Santos

Capital Raising Details

Offer Details

Minimum A$1.65 billion Equity Raising

- Institutional Entitlement Offer is underwritten to raise a minimum of A$1.65 billion
  - A volume bookbuild will be conducted at the Offer Price for Entitlements not taken up / ineligible Entitlements
- Retail Entitlement Offer is not underwritten and may raise up to an additional A$1.35 billion depending upon the level of retail take-up

Entitlement Offer ratio

- 2 new shares for every 5 Santos shares held at the record date

A$12.50 Offer Price

- 26.9% discount to last closing price of A$17.09
- 26.5% discount to the 5-day VWAP of A$17.00
- 20.8% discount to the Theoretical Ex-Rights Price of A$15.78

Ranking

- New shares rank for 2009 interim dividend which is expected to be in line with the 2008 interim dividend

Event	Date[1]
Institutional Entitlement Offer opens	Monday 11 May
Shareholder Declaration Form to be returned: Aust & Asia	4.00pm Monday 11 May
Shareholder Declaration Form to be returned: US & Europe	6.00am Tuesday 12 May
Institutional Entitlement Offer closes: Aust & Asia	4.00pm Tuesday 12 May
Institutional Entitlement Offer closes: US & Europe	10.00pm Tuesday 12 May
Trading recommences	Wednesday 13 May
Entitlement Offer Record Date[2]	7.00pm Thursday 14 May
Retail Entitlement Offer opens	Friday 15 May
Offer information dispatched to Eligible Retail Shareholders	Monday 18 May
Settlement of Institutional Entitlement Offer	Thursday 21 May
Allotment and commencement of normal trading of shares issued under the Institutional Entitlement Offer	Friday 22 May
Retail Entitlement Offer closes	Friday 5 June
Allotment and commencement of normal trading of shares issued under the Retail Entitlement Offer	Tues 16 June/Wed 17 June

1 All times are references to Sydney, Australia time. Santos reserves the right to vary the timetable.

2 Eligible shareholders will be entitled to apply for 2 New Shares for every 5 Shares held as at 7.00pm (AEST) on the Record Date, Thursday 14 May. In the event a Santos shareholder has Santos ordinary shares out on loan as at 7.00pm (AEST) on the Record Date, the borrower will be regarded as the shareholder for the purposes of determining the Entitlement (provided that those borrowed shares have not been on-sold).

Santos

Appendix

Pro forma statement of financial position

Funding Source	31 December 2008 A$m	Share Issue[1] A$m	FUELS[2] A$m	Pro Forma A$m
Assets				
Cash and cash equivalents	1,553	1,609	(600)	2,562
Other current assets	931	-	-	931
Non-current assets	7,319	12	-	7,331
Total Assets	9,802	1,621	(600)	10,823
Liabilities				
Interest bearing debt	2,454	-	-	2,454
Other liabilities	2,869	-	-	2,869
Total liabilities	5,324	-	-	5,324
Equity				
Issued capital	2,531	1,621	(600)	3,552
Retained Earnings	2,136	-	-	2,136
Other	(189)	-	-	(189)
Total Equity	4,478	1,621	(600)	5,499
Gearing (ND: ND + Equity)	10%			(10)%
Gearing (TD: TD + Equity)	32%			27%

[1] Share Issue assumed to be A$1.65 billion institutional proceeds with no retail take up. Cost of issue assumed to be A$41 million with deferred tax benefit of A$12 million.
[2] FUELS to be redeemed in September 2009 at A$600 million.
Total debt is A$2.1 billion comprising interest bearing debt of A$2.5 billion less debt hedge balances of A$0.4 billion (A$0.1 billion in other current assets and A$0.3 billion in non-current assets). Net debt is a net cash balance of A$0.5 billion after the share issue comprising total debt of A$2.1 billion less cash balances of A$2.6 billion.
Note: numbers may not add due to rounding.

Disclaimers – foreign jurisdictions

United States

[illegible]

New Zealand

[illegible]

Canada

[illegible]

Dubai International Financial Centre

[illegible]

Denmark

[illegible]

European Economic Area (which includes Belgium, Sweden, Luxembourg, the Netherlands and Germany)

[illegible]

Disclaimers – foreign jurisdictions

Hong Kong

Italy

France

Ireland

Santos

Disclaimers – foreign jurisdictions

Japan

Norway

Santos

Disclaimers – foreign jurisdictions

Singapore

[illegible]

Switzerland

[illegible]

United Arab Emirates

[illegible]

United Kingdom

[illegible]

Other Jurisdictions

[illegible]

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
[illegible]

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
[illegible]

13 May 2009

Successful Completion of Institutional Component of Equity Raising

Santos Limited ("Santos") today announced the successful completion of the A$1.75 billion institutional component of the accelerated non-renounceable pro rata entitlement offer ("Institutional Entitlement Offer").

The Institutional Entitlement Offer was heavily oversubscribed with very strong demand from Australian and international institutional investors.

The retail component of the non-renounceable entitlement offer ("Retail Entitlement Offer") is expected to raise approximately A$1.25 billion and has now also been fully underwritten. Together, the underwritten proceeds of the Retail Entitlement Offer and the Institutional Entitlement Offer (together, "Entitlement Offer") will raise approximately A$3.0 billion.

A higher than expected proportion of the register was included in the Institutional Entitlement Offer, resulting in the Institutional Entitlement Offer amount being greater than previously announced, increasing from approximately A$1.65 billion to approximately A$1.75 billion. The size of the Entitlement Offer remains the same at approximately A$3.0 billion.

Under the Entitlement Offer, eligible shareholders are invited to participate on a pro-rata basis to their existing holdings by subscribing for 2 new Santos ordinary shares ("New Shares") for every 5 existing Santos ordinary shares held, at an offer price of A$12.50 per share.

Santos Chief Executive Officer David Knox said: "We are delighted with the strong support that our institutional shareholders have demonstrated, both for Santos and for the equity raising. I look forward to an equally strong participation from our retail shareholder base so that all our shareholders share in our exciting growth prospects."

"The underwritten proceeds of the Institutional Entitlement Offer will provide Santos with the capital required to fund its share of the capital expenditure on the PNG LNG project, redeem A$600 million of FUELS, proactively strengthen Santos' balance sheet and maintain its BBB+ credit rating. The additional capital which will be raised from the underwritten Retail Entitlement Offer will be used to fund Santos' other growth projects, including the GLNG project in Queensland."

New Shares from the Institutional Entitlement Offer will rank equally with existing shares and are expected to be issued on Friday 22 May 2009, with trading on the ASX to commence on the same day.

Commencement of the Retail Entitlement Offer

The Retail Entitlement Offer has now been underwritten and will raise approximately A$1.25 billion.[1]

[1] The underwriting agreement contains usual terms and conditions including termination events.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

Santos ASX/Media Release

The Retail Entitlement Offer opens on 15 May 2009 and will close at 5.00pm (AEST) on 5 June 2009. Eligible retail shareholders will have the opportunity to participate at the same price and offer ratio as those under the Institutional Entitlement Offer.

Eligible retail shareholders may also apply for New Shares in excess of their entitlement ("Additional New Shares"). Any Additional New Shares will only be allocated to eligible retail shareholders if and to the extent that Santos so determines, in its absolute discretion, having regard to circumstances as at the time of the close of the Retail Entitlement Offer. Any Additional New Shares will be limited to the extent that there are sufficient New Shares not taken up by other eligible retail shareholders.

Eligible retail shareholders wishing to participate in the Retail Entitlement Offer for New Shares and Additional New Shares will need to complete the Entitlement and Acceptance Form which is expected to be mailed to eligible retail shareholders from 18 May 2009.

New Shares under the Retail Entitlement Offer will be issued on Tuesday 16 June 2009, with trading on ASX to commence on Wednesday 17 June 2009.

Santos shares and its Franked Unsecured Equity Listed Securities (FUELS, ASX:STOPB) are expected to resume trading on ASX today Wednesday 13 May 2009.

OFFER TIMETABLE

Event	**Date**
Trading recommences	Wednesday 13 May 2009
Record Date for the Entitlement Offer	7.00pm Thursday 14 May 2009
Retail Entitlement Offer opens	Friday 15 May 2009
Despatch of Retail Entitlement and Acceptance Form to Retail Shareholders commences	Monday 18 May 2009
Settlement of the Institutional Entitlement Offer	Thursday 21 May 2009
Allotment and commencement of normal trading of New Shares issued under the Institutional Entitlement Offer	Friday 22 May 2009
Retail Entitlement Offer closes	Friday 5 June 2009 at 5pm
Retail Entitlement Offer settlement	Monday 15 June 2009
Issue of New Shares under the Retail Entitlement Offer	Tuesday 16 June 2009
New Shares commence trading / dispatch of holding statements	Wednesday 17 June 2009

Dates and times are indicative only and subject to change without notice. All times and dates refer to AEST.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS

HOW TO APPLY

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS.

1. The Retail Entitlement Offer

Eligible Retail Shareholders (as defined in the 'Important Information' section below) are being offered the opportunity to subscribe for 2 New Shares for every 5 Santos ordinary shares (**Shares**) held at 7.00pm (AEST) on Thursday, 14 May 2009 (**Retail Entitlement**), at the offer price of $12.50 per New Share (**Offer Price**).

Eligible Retail Shareholders may also apply for New Shares in excess of their Entitlement (**Additional New Shares**). Please note that New Shares in excess of Entitlements will only be allocated to Eligible Retail Shareholders if and to the extent that Santos so determines, in its absolute discretion having regard to circumstances as at the time of the close of the Retail Entitlement Offer. Any Additional New Shares will be limited to the extent that there are sufficient New Shares from Eligible Retail Shareholders who do not take up their full entitlements or from New Shares that would have been offered to ineligible retail shareholders if they had been entitled to participate in the Retail Entitlement Offer. Santos may apply any scale-back (in its absolute discretion).

The Retail Entitlement Offer is being made pursuant to provisions of the Corporations Act which allow rights issues to be offered without a prospectus. As a result, it is important for Eligible Retail Shareholders to read and understand the information on Santos and the Retail Entitlement Offer made publicly available, prior to taking up all or part of their Entitlement or applying for Additional New Shares.

In particular, please refer to this booklet, Santos' interim and annual reports and other announcements made available at www.santos.com (including Santos' Annual Report for the full-year ending 31 December 2008 that was released to ASX on 31 March 2009). Your Entitlement is set out on the accompanying Entitlement and Acceptance Form and has been calculated as 2 New Shares for every 5 Shares you held as at the record date of 7.00pm (AEST) on Thursday, 14 May 2009 rounded up to the nearest whole New Share. If you have more than one holding of Shares, you will be sent more than one personalised Entitlement and Acceptance Form and you will have separate Entitlements for each separate holding. New Shares issued under the Retail Entitlement Offer will rank pari passu with issued Shares.

Note: The Entitlement stated on your personalised Entitlement and Acceptance Form may be in excess of the actual Entitlement you may be permitted to take up where, for example, you are holding Shares on behalf of a U.S. Person (as defined under Regulation S under the United States Securities Act of 1933, as amended, the "Securities Act") ("U.S. Persons").

2. Consider the Retail Entitlement Offer in light of your particular investment objectives and circumstances

Please consult with your stockbroker, accountant or other independent professional adviser if you have any queries or are uncertain about any aspects of the Retail Entitlement Offer. You should also refer to "Annexure B – Risk Disclosure" of the ASX announcement made on Monday, 11 May 2009 included in this booklet.

3. Complete and return the accompanying Entitlement and Acceptance Form with your Application Monies or make a payment by Bpay

If you decide to take up all or part of your Entitlement, or apply for Additional New Shares, please complete and return the Entitlement and Acceptance Form with the requisite Application Monies OR pay your Application Monies via Bpay by following the instructions set out on the Entitlement and Acceptance Form.

Santos will treat you as applying for as many New Shares as your payment will pay for in full, subject to any scale-back it may determine to implement in its absolute discretion in respect of Additional New Shares. Amounts received by Santos in excess of your Entitlement (**Excess Amount**) may be treated as an application to apply for as many Additional New Shares as your Excess Amount will pay for in full. If you are paying by Bpay, please make sure to use the specific Biller Code and unique Customer Reference Number (**CRN**) on the back of your personalised Entitlement and Acceptance Form. If you receive more than one personalised Entitlement and Acceptance Form, please only use the CRN specific to the Entitlement on that Form. If you inadvertently use the same CRN for more than one of your Entitlements, you will be deemed to have applied only for Additional New Shares on the Entitlement to which that CRN applies.

If you take no action you will not be allocated

New Shares and your Entitlement will lapse. Your Entitlement to participate in the Retail Entitlement Offer is non-renounceable and will not be tradeable or otherwise transferable. Shareholders who do not take up their Entitlements in full will not receive any payment or value for those Entitlements they do not take up.

If you take up and pay for all or part of your Entitlement before the close of the Retail Entitlement Offer you will be allotted your New Shares on Tuesday, 16 June 2009. If you apply for Additional New Shares then, subject to Santos' absolute discretion to scale-back your application for Additional New Shares (in whole or part), you will also be issued these on Tuesday, 16 June 2009. Santos' decision on the number of New Shares to be allocated to you will be final.

Santos also reserves the right (in its absolute discretion) to reduce the number of New Shares allocated to Eligible Retail Shareholders, or persons claiming to be Eligible Retail Shareholders, if their claims prove to be overstated or if they or their nominees fail to provide information to substantiate their claims.

4. Acceptance of the Retail Entitlement Offer

The method of acceptance of the Retail Entitlement Offer will depend on your method of payment being:

- by Bpay; or
- by cheque, bank draft or money order.

By completing and returning your personalised Entitlement and Acceptance Form with the requisite Application Monies or making a payment by Bpay, you will be deemed to have acknowledged, represented and warranted that you are an Eligible Retail Shareholder (as defined in the 'Important Information' section below).

By completing and returning your personalised Entitlement and Acceptance Form with the requisite Application Monies or making a payment by Bpay, you will also be deemed to have acknowledged, represented and warranted on behalf of each person on whose account you are acting that:

(a) you are an Eligible Retail Shareholder and are not in the United States and are not a U.S Person, and are not acting for the account or benefit of, a U.S. Person and are not otherwise a person to whom it would be illegal to make an offer or issue New Shares (or Additional New Shares) under the Retail Entitlement Offer;

(b) you acknowledge that the Entitlements and the New Shares (and Additional New Shares) have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdictions in the United States, or in any other jurisdiction outside Australia or New Zealand and accordingly, the New Shares (and Additional New Shares) may not be offered, sold or otherwise transferred except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws; and

(c) you have not and will not send any materials relating to the Retail Entitlement Offer to any person in the United States or that is, or is acting for the account or benefit of a U.S. Person.

Payment by Bpay

For payment by Bpay please follow the instructions on the personalised Entitlement and Acceptance Form. You can only make a payment via Bpay if you are the holder of an account with an Australian financial institution that supports Bpay transactions.

Please note that should you choose to pay by Bpay:

- you do not need to submit the personalised Entitlement and Acceptance Form but are taken to make the declarations on that Entitlement and Acceptance Form; and
- if you do not pay for your full Entitlement, you are deemed to have taken up your Entitlement in respect of such whole number of New Shares which is covered in full by your Application Monies.

It is your responsibility to ensure that your Bpay payment is received by the share registry by no later than 5.00pm (AEST) on Friday, 5 June 2009. You should be aware that your financial institution may implement earlier cut-off times with regards to electronic payment, and you should therefore take this into consideration when making payment.

Any Application Monies received for more than your final allocation of New Shares and Additional New Shares will be refunded on or around Tuesday, 23 June 2009. No interest will be paid to Applicants on any Application Monies received or refunded.

Payment by cheque, bank draft or money order

For payment by cheque, bank draft or money order, you should complete your Entitlement and Acceptance Form in accordance with the instructions on the Form and return it accompanied by a cheque, bank draft or money

order in Australian currency for the amount of the Application Monies, payable to "Santos Entitlement Offer" and crossed "Not Negotiable".

Your cheque, bank draft or money order must be:

- for an amount equal to $12.50 multiplied by the number of New Shares and Additional New Shares that you are applying for; and
- in Australian currency drawn on an Australian branch of a financial institution.

You should ensure that sufficient funds are held in relevant account(s) to cover the Application Monies as your cheques will be processed on the day of receipt. If the amount of your cheque for Application Monies (or the amount for which the cheque clears in time for allocation) is insufficient to pay in full for the number of New Shares you have applied for in your personalised Entitlement and Acceptance Form, you will be taken to have applied for such lower number of whole New Shares as your cleared Application Monies will pay for (and to have specified that number of New Shares on your Entitlement and Acceptance Form). Alternatively, your application will not be accepted.

Any Application Monies received for more than your final allocation of New Shares and Additional New Shares will be refunded on or around Tuesday, 23 June 2009. No interest will be paid to Applicants on any Application Monies received or refunded.

Cash payments will not be accepted. Receipts for payment will not be issued.

5. Mail

To participate, your payment must be received no later than the close of the Retail Entitlement Offer, on 5.00pm (AEST) on Friday, 5 June 2009. Shareholders who make payment via cheque, bank draft or money order should mail their completed personalised Entitlement and Acceptance Form together with Application Monies using the reply paid or self-addressed envelope provided with this booklet, or mail to:

Santos Limited Share Registry
C/- Computershare Investor Services Pty Limited
GPO Box 505

Melbourne, Victoria 3001

Australia

IMPORTANT INFORMATION

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS.

This Booklet (including the ASX Offer Announcements) and enclosed personalised Entitlement and Acceptance Form have been prepared by Santos Limited (ABN 80 007 550 923) (**Santos**). The information in this booklet is dated Friday, 15 May 2009 (other than the ASX Offer Announcements).

No party other than Santos has authorised or caused the issue of the information in this booklet, or takes any responsibility for, or makes, any statements, representations or undertakings in the information in this booklet.

The information in this booklet is important and requires your immediate attention.

You should read the information in this booklet carefully and in its entirety before deciding whether to invest in New Shares or Additional New Shares. In particular, you should consider the risk factors outlined in "Annexure B – Risk Disclosure" of the ASX announcement of the Entitlement Offer made on 11 May 2009 that could affect the operating and financial performance of Santos or the value of an investment in Santos.

Santos has applied for the grant by ASX of official quotation of the New Shares. It is expected that normal trading of New Shares issued under the Institutional Entitlement Offer and the Institutional Bookbuild will commence on Friday 22 May 2009. It is expected that normal trading will commence in relation to New Shares issued under the Retail Entitlement Offer on Wednesday 17 June 2009. Santos disclaims all liability (to the maximum extent permitted by law) to persons who trade New Shares before the New Shares are listed on the Official List of ASX or receiving their confirmation of issue, whether on the basis of confirmation of the allocation provided by Santos or the Share Registry.

1. Eligible Retail Shareholders

The information in this booklet contains an offer of New Shares to Eligible Retail Shareholders in Australia or New Zealand and has been prepared in accordance with section 708AA of the Corporations Act as notionally modified by Australian Securities and Investments Commission (**ASIC**) Class Order 08/35.

Eligible Retail Shareholders are those holders of Shares who:

- are registered as a holder of Shares as at 7.00pm (AEST) on Thursday, 14 May 2009 (**Record Date**)[1];
- have a registered address in Australia or New Zealand;
- are not in the United States and are neither a U.S. Person nor acting for the account or benefit of a U.S. Person;
- are not an institutional Shareholder or ineligible retail Shareholder; and
- are eligible under all applicable securities laws to receive an offer under the Retail Entitlement Offer.

2. Additional New Shares

Santos reserves the right to allot any Additional New Shares if and to the extent that Santos so determines, in its absolute discretion having regard to circumstances as at the time of the close of the Retail Entitlement Offer. Any Additional New Shares will be limited to the extent that there are sufficient New Shares from Eligible Retail Shareholders who do not take up their full entitlements or from New Shares that would have been offered to ineligible retail shareholders if they had been entitled to participate in the Retail Entitlement Offer. Santos may apply any scale-back in its absolute discretion. Therefore, your application for Additional New Shares may not be successful (wholly or partially). The decision of Santos on the number of Additional New Shares to be allocated to you will be final.

3. No cooling off rights

Cooling off rights do not apply to an investment in New Shares or Additional New Shares. You cannot withdraw your Application once it has been accepted.

4. No Entitlements trading

Entitlements are non-renounceable and cannot be traded on the ASX or any other exchange, nor can they be privately transferred.

---

[1] Pursuant to a waiver from the ASX and for the purposes of determining entitlements under the Entitlement Offer, Santos will disregard transactions in Shares after implementation of the trading halt in Santos shares on 11 May 2009, except for settlement of on-market transactions that occurred prior to the implementation of the trading halt.

5. Notice of nominees and custodians

Nominees and custodians which hold Shares as nominees or custodians will have received, or will shortly receive, a letter from the Joint Lead Managers to the Entitlement Offer. Nominees and custodians should consider carefully the contents of that letter and note in particular that the Retail Entitlement Offer is not available to eligible institutional Shareholders who were invited to participate in the institutional component of the Entitlement Offer (whether they accepted their entitlement or not) and institutional Shareholders who were ineligible to participate in the institutional component of the Entitlement Offer.

Only investors with a registered address in Australia or New Zealand may participate in this Retail Entitlement Offer. Other investors including without limitation investors in the US, Canada and/or Japan are not entitled to participate in this Retail Entitlement Offer.

6. Not investment advice

The information in this booklet is not a prospectus under the Corporations Act and has not been lodged with ASIC. It is also not financial product advice and has been prepared without taking into account your investment objectives, financial circumstances or particular needs. Santos is not licensed to provide financial product advice in respect of the New Shares or Additional New Shares. The information in this booklet does not purport to contain all the information that you may require to evaluate a possible application for New Shares or Additional New Shares.

Before deciding whether to apply for New Shares or Additional New Shares, you should consider whether they are a suitable investment for you in light of your own investment objectives and financial circumstances and having regard to the merits or risks involved. If, after reading the information in this booklet, you have any questions about the Retail Entitlement Offer, you should contact your stockbroker, accountant or other independent professional adviser.

7. Taxation

Set out below is a summary of the Australian tax implications of the Retail Entitlement Offer for Eligible Retail Shareholders who are residents of Australia for tax purposes and who hold their Shares as capital assets.

The summary below does not necessarily apply to Eligible Retail Shareholders who hold their Shares as assets used in carrying on a business or who may carry on the business of share trading, banking or investment.

The summary below does not necessarily apply to Eligible Retail Shareholders whose Shares are held through an employee share plan or whose Shares are held as revenue assets or trading stock.

The summary below also does not take account of any individual circumstances of any particular Eligible Retail Shareholder. Eligible Retail Shareholders should seek specific advice applicable to their own particular circumstances from their own financial or tax advisers.

The summary below is based on the law in effect as at the date of this booklet.

Issue of Entitlements

Subject to the qualifications noted above, the issue of the Entitlements will not itself result in any amount being included in the assessable income of an Eligible Retail Shareholder.

Exercise of Entitlements

Eligible Retail Shareholders who exercise their Entitlements and are allocated New Shares and, in Santos' absolute discretion, Additional New Shares will acquire those Shares with a cost base for capital gains tax (**CGT**) purposes equal to the Offer Price payable by them for those Shares plus any non-deductible incidental costs they incur in acquiring them, but will not make any capital gain or loss, or assessable income, from exercising the Entitlements or subscribing for the New Shares or Additional New Shares.

New Shares

Eligible Retail Shareholders who exercise their Entitlements will acquire New Shares and, in Santos' absolute discretion, Additional New Shares (as applicable). Subject to the holding period rules, which broadly require shares to be held on risk for a period of 45 days, any future dividends or other distributions made in respect of those New Shares and Additional New Shares will be subject to the same taxation treatment as dividends or other distributions made on Shares held in the same circumstances.

On any future disposal of New Shares and Additional New Shares, Eligible Retail Shareholders may make a capital gain or capital loss, depending on whether the capital proceeds of that disposal are more than the cost base or less than the reduced cost base of the New Shares and Additional New Shares. The cost base of those Shares is described above.

New Shares will be treated for the purposes of the CGT discount as having been acquired when the Eligible Retail Shareholder exercised the Entitlement to subscribe for them. Additional New Shares will be treated for the purposes of the CGT discount as having been acquired when Santos issues or allots those Additional New Shares. Accordingly, in order to benefit from the CGT discount in respect of a disposal of those Shares, they must have been held for at least 12 months after those dates before the disposal occurs.

Other Australian taxes

No Australian Goods and Services Tax (**GST**) or stamp duty is payable in respect of the grant or exercise of the Entitlements or the acquisition of New Shares and Additional New Shares.

8. Rounding of Entitlements

Where fractions arise in the calculation of Entitlements, they will be rounded up to the nearest whole number of New Shares.

9. Information availability

Eligible Retail Shareholders in Australia and New Zealand can obtain a copy of the information in this booklet during the period of the Retail Entitlement Offer on the Santos website at www.santos.com or by calling the Santos Shareholder Information Line. Persons who access the electronic version of this booklet should ensure that they download and read the entire booklet. The electronic version of this booklet on the Santos website will not include an Entitlement and Acceptance Form. A replacement Entitlement and Acceptance Form can be requested by calling the Santos Shareholder Information Line on 1300 727 634 (local call cost within Australia) or +61 3 9946 4447 (outside Australia) at any time from 8.30am to 5.30pm (AEST) Monday to Friday during the Retail Entitlement Offer period.

In advance of your receiving your written confirmation of issue of Santos New Shares, you can check the number of Santos New Shares issued under the offer by using the Santos Investor Centre at http://www.santos.com.

Neither the information in this booklet nor the accompanying Entitlement and Acceptance Form constitutes an offer of securities for sale in the United States or to persons that are, or are acting for the account or benefit of, a U.S. Person. Neither this information nor the accompanying Entitlement and Acceptance Form may be sent, disseminated or distributed to, directly or indirectly, or relied upon by, persons in the United States or that are, or are acting on behalf of or for the account or benefit of, a U.S. Person, and it may not otherwise be distributed in the United States.

10. Future performance and forward looking statements

Neither Santos nor any other person warrants or guarantees the future performance of the New Shares, Additional New Shares or any return on any investment made pursuant to the Entitlement Offer. Forward looking statements, opinions and estimates provided in the information in this booklet are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.

Forward looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They are subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of Santos and the Board, which could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by any forward looking statements in this booklet.

11. Past performance

Investors should note that the past share performance of Santos Shares provides no guidance as to future price performance.

12. Governing law

This booklet, the Retail Entitlement Offer and the contracts formed on acceptance of the Entitlement and Acceptance Forms are governed by the laws applicable in South Australia, Australia. Each applicant for New Shares submits to the non-exclusive jurisdiction of the courts of South Australia, Australia.

13. Foreign jurisdictions

The information in this booklet has been prepared to comply with the requirements of the securities laws of Australia and New Zealand.

The New Shares being offered under the information in this booklet are also being offered to Eligible Retail Shareholders with registered addresses in New Zealand in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). The information in this booklet is not an investment statement or prospectus under New Zealand law, and may not contain all the information that an

The information in this booklet does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify the Retail Entitlement Offer, the Entitlements or the New Shares, or otherwise permit the public offering of the New Shares, in any jurisdiction other than Australia and New Zealand.

The distribution of the information in this booklet (including an electronic copy) outside Australia and New Zealand is restricted by law. If you come into possession of the information in this booklet, you should observe such restrictions and should seek your own advice on such restrictions.

Any non-compliance with these restrictions may contravene applicable securities laws.

The Entitlements and the New Shares (and Additional New Shares) have not been, or will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States. The Entitlements may not be taken up by persons in the United States or by persons who are, or are acting for the account or benefit of a U.S. Person, and the New Shares (and Additional New Shares) may not be offered, sold or resold in the United States or to, or for the account or benefit of, a U.S. Person, except in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable securities laws of any state or other jurisdiction in the United States. Accordingly, the New Shares (and Additional New Shares) may constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and, for so long as the New Shares (and Additional New Shares) remain restricted securities, the New Shares (and Additional New Shares) may not be deposited in any unrestricted American Depositary Receipt facility with respect to the securities of Santos.

See Annexure C of the ASX announcement made on Monday, 11 May 2009 and included in this booklet for more information.

14. Underwriting

Santos has entered into an underwriting agreement with Joint Lead Managers who have agreed to manage and underwrite the institutional and retail components of the Entitlement Offer.

Customary with these types of arrangements:

employees, agents and advisers against losses they may suffer or incur in connection with the Entitlement Offer;

- the Joint Lead Managers may, at any time up to settlement of the institutional component (expected to occur on Thursday, 21 May 2009), terminate the underwriting agreement and be released from their obligations under it on the occurrence of certain events, including if:
  - Shares are suspended for a period or Santos is delisted;
  - there are material disruptions in financial conditions or markets or certain declines in financial markets;
  - there is a delay in the timetable for the Entitlement Offer of more than 2 business days; and
  - there are certain changes in the senior management of Santos.
- the Joint Lead Managers may, at any time up to the date of allotment of the New Shares issued under the Retail Entitlement Offer (expected to occur on Tuesday, 16 June 2009), terminate the underwriting agreement and be released from their obligations under it which have not been performed at that time on the occurrence of certain events, including if:
  - Shares are suspended for a period or Santos is delisted; and
  - there is a delay in the timetable for the Entitlement Offer of more than 2 business days.
- The Joint Lead Managers may also terminate their obligation to underwrite the Retail Entitlement Offer if there is a material adverse change in Santos' business.
- the Joint Lead Managers will be remunerated by Santos at market rates.

The Joint Lead Managers have not authorised or caused the issue of, and take no responsibility for, the information in this booklet, and to the maximum extent permitted by law, disclaim all liability in connection with the Entitlement Offer and the information in this booklet.

15. Disclaimer of representations

No person is authorised to give any information, or to make any representation, in connection with

the Retail Entitlement Offer that is not contained in this booklet.

Any information or representation that is not in this booklet may not be relied on as having been authorised by Santos, or its related bodies corporate in connection with the Retail Entitlement Offer. Except as required by law, and only to the extent so required, none of Santos, or any other person, warrants or guarantees the future performance of Santos or any return on any investment made pursuant to the information in this booklet.